Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

July 14, 2005

Mr. Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-117840

Dear Mr. Shuman:

In response to your letter of comments dated July 13, 2005, please be advised as follows:

Management's Discussion and Analysis....

1.     The date of inception of the Company has been revised to June 16, 2004 throughout the document.

Business

2.     Duly noted. Thank you.

Securities and Exchange Commission
RE: Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-117840
July 14, 2005

Financial Statements

3.     The following is the analysis you have requested:

The sole director is properly classified as an independent contractor in that she was not subject to control by the company over the work she performed, nor the manner and means in which she performed the work. In addition, the Company did not come into existence until June 16, 2004 and all services performed by the sole director were provided prior to the date of inception and in anticipation of the formation of the company. Therefore, she could not have performed services as an employee as the company had not yet come into existence.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

cc: Willowtree Advisor, Inc.